SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________

Form 11-K

___________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2013

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _____________

Commission file number: 0-19599

World Acceptance Corporation
Retirement Savings Plan
108 Frederick Street
Greenville, South Carolina 29607
(Full title of the plan and the address of the plan)

World Acceptance Corporation

108 Frederick Street
Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2013 and 2012
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2013 and 2012
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2013

(b) The following Exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Financial Statements and Schedule
December 31, 2013 and 2012
(With Report of Independent Registered Public Accounting Firm Thereon)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year December 31, 2013)	12
Signatures	13
Exhibit Index	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
World Acceptance Corporation Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of World Acceptance Corporation Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i- schedule of assets (held at end of year) as of December 31, 2013 is presented for the purposes of additional analysis and is not required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Greenville, South Carolina
June 30, 2014

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value
Money market funds	$106,731	$121,156
Pooled separate accounts	33,379,858	24,650,051
Common stock	2,286,270	2,170,317
Stable asset fund	11,710,734	10,481,762
Total investments	47,483,593	37,423,286

Receivables
Notes receivable from participants	2,484,304	2,292,037
Participants' contributions	361	122
Total receivables	2,484,665	2,292,159
Total assets	49,968,258	39,715,445
Liabilities:
Refund payable for excess contributions	51,716	8,903
Total payables	51,716	8,903
Net assets available for benefits, before adjustment	49,916,542	39,706,542
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(338,881)	(1,026,808)
Net assets available for benefits	$49,577,661	$38,679,734

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012
	2013	2012
Investment income:
Net appreciation (depreciation) in fair value of investments	$6,597,896	$2,588,078
Interest and dividend income	1,475,998	858,929
Total investment income	8,073,894	3,447,007
Contributions:
Employer	1,482,962	1,471,115
Employee	3,487,547	3,362,775
Rollovers	231,898	1,632
Total contributions	5,202,407	4,835,522
	13,276,301	8,282,529
Deductions from net assets attributed to:
Benefits paid to participants	2,323,770	2,157,305
Administrative expenses	54,604	46,536
Total deductions	2,378,374	2,203,841

Net increase in net assets	10,897,927	6,078,688
Net assets available for benefits at beginning of year	38,679,734	32,601,046
Net assets available for benefits at end of year	$49,577,661	$38,679,734

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(1) Description of Plan
The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.
(a)General
The Plan, which was formed in February 1993, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer), who meet certain eligibility requirements, may elect to become participants in the Plan. Reliance Trust Company (“Reliance”) is the Plan’s trustee. However, Reliance is only the custodian of the World Acceptance Corporation Common Stock ("World Common Stock"). The Standard Insurance Company (“Standard”) is the custodian of all other Plan assets. In December 2009, the Plan was amended to comply with the Heroes Earnings Assistance and Relief Act of 2008 ("HEART ACT") and the Worker, Retiree, and Employer Act of 2008 ("WRERA").
(b)Administrative Costs
Substantially all administrative costs of the Plan are paid by the Plan.
(c)Contributions
The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts. The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. The Employer discretionary percentage for 2013 and 2012 was 50% of the employee’s contributions, up to a maximum of 6% of compensation. The Plan Sponsor may also contribute a discretionary non-elective Employer contribution as determined annually by the board of directors.
Effective October 1, 2012 the plan was amended to allow participants to make contributions on an after tax basis, "Roth-type".
(d)Participant Accounts
Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(e)Vesting
Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of Employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of nonforfeitable interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
more than 6	100%
Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.
(f)Investment Options
A participant may direct employee contributions in 1% increments in a variety of investment options. Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than four times annually.
(g)Notes Receivable from Participants
The Plan allows participants to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as deductions from participant accounts and accounted for separately. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest that is commensurate with local prevailing rates as determined quarterly by the Plan administrator. As of December 31, 2013, interest rates ranged from 3.25% to 5.00% on participant loans. Principal and interest are paid through payroll deduction.
(h)Payment of Benefits
Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is lump-sum distribution, substantially equal installments or partial withdrawals, provided the minimum withdrawal is $1,000.
(i)Forfeitures
Forfeitures are used to reduce employer contributions to the Plan. Forfeitures used as a reduction of employer contributions were $59,042 and $34,746 in 2013 and 2012, respectively.
(2)Summary of Significant Accounting Policies
(a)Basis of Presentation
The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(b)Investments
At December 31, 2013 and 2012, the Plan’s investments included money market funds, pooled separate accounts, World Common Stock and the Stable Asset Fund II. Pooled separate accounts and World Common Stock are stated at net asset value based principally on quoted market prices. The Stable Asset Fund represents a deposit administration contract. See Note 6 “Deposit Administration Contract” for a further description of this contract. Money market funds are stated at net asset value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.
As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-210, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.
(c)Participant Loans Receivable
Participant loans are carried at their unpaid principal balance.
(d)Contribution Refund
Amounts payable to participants in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. Refunds payable to participants at December 31, 2013 and 2012 were $51,716 and $8,903, respectively. These refunds were due to excess contributions, which were refunded to participants in 2014 for the year ended December 31, 2013 and in 2013 for the year ended December 31, 2012.
(e) Payment of Benefits
Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.
(f)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(g)Investment Risk
The Plan provides for various pooled separate account investment options in stocks, bonds and fixed income securities, as well as direct common stock investments and a deposit administration contract. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(h)Recent Accounting Pronouncements
Plan management reviewed significant newly issued accounting pronouncements and concluded that they are either not applicable to this plan or that no material effect is expected on the financial statements as a result of future adoptions.
(3)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(4)Tax Status
The Plan has adopted a prototype plan designed by PFPC, Inc. The prototype plan obtained an opinion letter dated March 31, 2008, which states that the form of the plan identified as a prototype non-standardized profit sharing plan with CODA is acceptable under Section 401 of the Internal Revenue Code (the "Code") for use by employers for the benefit of their employees. The Plan has been amended since adopting the prototype plan, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and believes that the Plan continues to qualify and to operate as designed.
United States generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
(5)Investments and Net Appreciation in Fair Value of Investments
The following presents individual investments at fair value that represent 5% or more of the Plan’s net assets at December 31:

	2013	2012

Stable Asset Fund II	$11,710,734	10,481,762
Pooled separate accounts
Vanguard Extended Market Index Fund	5,514,342	3,758,303
Vanguard Morgan Growth Fund	4,758,945	3,458,401
Mainstay Map I	4,495,271	3,224,855
Harbor International Instl Fund	3,720,823	2,907,443
T Rowe Price Mid Cap Growth	3,550,763	2,417,330
T Rowe Price Equity Income	2,812,853	1,949,401
World Acceptance Corporation Common Stock	**	2,170,317
** Balance did not exceed 5% Threshold for this period.

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,597,896 and $2,588,078, respectively, as follows:

	2013	2012

Pooled separate accounts	$6,221,877	2,536,997
Common stock	376,019	51,081
	$6,597,896	2,588,078

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(6)Deposit Administration Contract
The Stable Asset Fund II represents a deposit administration contract ("Contract") entered into by the Plan with the Plan’s Recordkeeper, Standard. Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses by Standard. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the Contract, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for the credit risk of Contract issuer or otherwise.
The contract crediting rate is established at the end of each quarter and is guaranteed for five years. The effective annual crediting rate and yield for the Contract was approximately 2.1% for the year ended December 31, 2013 and 2.3% for the year ended December 31, 2012.
There were no events that limited the ability of the Plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring. Standard may terminate the contract with 30 days advance written notice to the contract owner.

(7)Related Party Transactions
Certain Plan assets are units of pooled separate accounts and deposit administration contracts managed by Standard. Standard is the Recordkeeper as defined by the Plan, and therefore, these investment transactions qualify as party-in-interest transactions. The Recordkeeper receives investment and administrative fees as a result of these activities. Interest income of $210,203 and $209,288 was incurred by the Recordkeeper and credited to the Plan in 2013 and 2012. The Plan assets also include shares of World Common Stock. World Acceptance Corporation is the Plan Sponsor; therefore, these investment transactions qualify as party-in-interest transactions. Investment in World Common Stock is participant directed.
(8)Fair Value
FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
◦Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
◦Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in market that are less active.
◦Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity’s own assumptions.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Money market funds	$106,731	$—	$—	$106,731
Pooled separate accounts	—	33,379,858	—	33,379,858
Common stock	2,286,270	—	—	2,286,270
Stable asset fund II	—	—	11,710,734	11,710,734
Total investments - fair value	$2,393,001	$33,379,858	$11,710,734	$47,483,593

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Money market funds	$121,156	$—	$—	$121,156
Pooled separate accounts	—	24,650,051	—	24,650,051
Common stock	2,170,317	—	—	2,170,317
Stable asset fund II	—	—	10,481,762	10,481,762
Total investments - fair value	$2,291,473	$24,650,051	$10,481,762	$37,423,286
The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) assets and liabilities for the year ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
	Stable Asset Fund II	Stable Asset Fund II
Beginning balance	$10,481,762	$8,968,427
Total gains and losses:
Included in net increases in net assets	(477,724)	856,389
Purchases, issuances, sales and settlements:
Purchases	3,485,316	2,019,284
Sales	(1,778,620)	(1,362,338)
Ending balance	$11,710,734	$10,481,762
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012, except for the stable asset fund described below.
Money market funds: Stated at net asset value, which the Plan considers a practical expedient to fair value.
Pooled separate accounts: Valued at the net asset value based principally on quoted market price of the underlying investments.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Stable asset fund: In 2013, stated at the Plan's contract fair value based on a market value adjustment applied to contract value. The market value adjustment is determined considering the ratio of fair value to the book value of the Standard's liability "Total other policyholder's funds, investment type contracts," as the Plan's contract is included with similar investment type contracts. The fair value of the Standard's liability "Total other policyholder's funds, investment type contracts" is calculated using the income approach in conjunction with the cost of capital method. The parameters used for discounting were estimated using the perspective of market participants for contracts under consideration.
In 2012, the Plan's contract fair value was equal to the contract's proportionate share of the fair value of the net assets in the general account of the Standard. The Plan changed its valuation technique as the information regarding the net assets in the Standard's general account was not made available as of December 31, 2013.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There are no restrictions on redeeming at net asset value on a daily basis. There are no unfunded commitments for assets valued at net asset value.

(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$49,577,661	$38,679,734
Add: Adjustment to fair value for fully benefit-responsive investments contracts	338,881	1,026,808
Net assets available for benefits per the Form 5500	$49,916,542	$39,706,542
The following is a reconciliation of investment income per the financial statements to the Form 5500:

	2013	2012
Total investment income per the financial statements	$8,073,894	$3,447,007
Change in adjustment to fair value for fully benefit-responsive investment contracts	(687,927)	647,101
Total investment income per the Form 5500	$7,385,967	$4,094,108
(10)Subsequent Events
The Plan performed an evaluation of subsequent events through the date these financial statements were issued and determined that no events required disclosure.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)	(d)	(e)
Party in-interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Money Market Funds:
	Fidelity	Fidelity Institutional Money Market	**	$106,731

	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A MainStay MAP I	**	4,495,271
*	Standard Insurance Company	Separate Account A Harbor Bond Instl	**	1,231,473
*	Standard Insurance Company	Separate Account A Royce Pennsylvania Mutual Inv	**	509,510
*	Standard Insurance Company	Separate Account A Vanguard 500 Index Signal	**	947,265
*	Standard Insurance Company	Separate Account A Goldman Sachs Mid Cap Value I	**	1,739,359
*	Standard Insurance Company	Separate Account A Vanguard Morgan Growth Adml	**	4,758,945
*	Standard Insurance Company	Separate Account A Vanguard Extended Market Index	**	5,514,342
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value	**	2,437,591
*	Standard Insurance Company	Separate Account A Jennison Small Company Z	**	615,114
*	Standard Insurance Company	Separate Account A T Rowe Price Mid Cap Growth	**	3,550,763
*	Standard Insurance Company	Separate Account A T Rowe Price Equity Income	**	2,812,853
*	Standard Insurance Company	Separate Account A Vanguard Wellington	**	578,183
*	Standard Insurance Company	Separate Account A Oppenheimer Global Y	**	468,366
*	Standard Insurance Company	Separate Account A T Harbor International Instl	**	3,720,823

*	Participant Loans	Interest rates from 3.25% to 5.00% and maturity dates	**	2,484,304
		through August 31, 2023 ***
	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	2,286,270

	Deposit Administration Contract:
*	Standard Insurance Company	Stable Asset Fund II	**	11,710,734

		Total		$49,967,897

*	Indicates party-in-interest to the Plan
**	Cost information has not been included in column (d) because all investments are participant-directed
***	The accompanying financial statements classify participant loans as notes receivable from participants

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

	By:	World Acceptance Corporation Retirement
Date:	June 30, 2014	Savings Plan Advisory Committee

/s/ A.A. McLean, III
A.A. McLean III Chairman and Chief Executive Officer

By:	/s/ John L. Calmes Jr.
John L. Calmes Jr. Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of KPMG LLP